PE 2/7/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 20 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005868

March 20, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-20-14

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Re: International Business Machines Corporation
Incoming letter dated February 7, 2014

Dear Mr. Lindner:

This is in response to your letter dated February 7, 2014 concerning the shareholder proposal you submitted to IBM. On February 6, 2014, we issued our response expressing our informal view that IBM could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in our letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
wrogers@cravath.com

From: Peter Lindner*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, February 07, 2014 6:48 PM
To: shareholderproposals; wrogers@cravath.com
Cc: Peter Barbur
Subject: IBM: Proof of Notice to IBM of shares of its stock. Rule 14a-8 no-action response: IBM Corp / Peter W. Lindner
Attachments: Lindner to IBM 9Nov2013 10-03pm proof of shares.pdf; Fidelity NetBenefits proof of $4k in IBM 401k 9Nov2013.pdf

Sirs:

Please find proof that I wrote I wrote IBM on Nov 9, 2013 at 10:03pm that I had $4,000 in shares and requested that IBM "Please confirm that this shows I own $4,000 of IBM shares continuously from 11/8/2011 to 11/7/2013 and please copy Stuart Moskowitz."

However, IBM in its typical imperious fashion neither acknowledged my letter, nor noted any objection to it.

I met the 14 day limit.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

From: shareholderproposals
Sent: Friday, February 07, 2014 12:10 PM
To: wrogers@cravath.com ;** FISMA & OMB Memorandum M-07-16 ***
Subject: Rule 14a-8 no-action response: IBM Corp / Peter W. Lindner

Please see the attached Rule 14a-8 no-action response. If you have any questions or are unable to open the attachment, please call the Office of Chief Counsel in the SEC's Division of Corporation Finance at (202) 551-3520.

Peter Lindner

From: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
Date: Saturday, November 09, 2013 10:03 PM
To: "Peter Barbur" <pbarbur@cravath.com>
Cc: <cfletters@sec.gov>
Attach: Fidelity NetBenefits proof of $4k in IBM 401k 9Nov2013.pdf
Subject: IBM - Lindner Apr 2014 Shareholder Proposal on Searchable ESI for Discrimination cases

Peter Barbur:

I received a letter from Stuart Moskowitz via USPS mail, that said I have not proven I own $2,000 of IBM stock for 2 years. I bought the stock when I worked at IBM and it was in my 401k, some 10+ years ago. Please confirm that I thus meet all the requirements for my shareholder proposal.

Please confirm that this shows I own $4,000 of IBM shares continuously from 11/8/2011 to 11/7/2013 and please copy Stuart Moskowitz:

11/9/13

Fidelity NetBenefits

IBM®

IBM 401(k) Plus Plan

PETER LINDNER

*** FISMA & OMB Memorandum M-07-16 ***

Retirement Savings Statement

Customer Service: (800) 796-9876
Fidelity Investments Institutional Operations Company, Inc.
82 Devonshire Street
Boston, MA 02109

Your Account Summary

Statement Period: 11/08/2011 to 11/07/2013

Beginning Balance	$21,446.93
Withdrawals	-$19,507.67
Change in Market Value	$2,150.85
Ending Balance	$4,090.11
Additional Information	
Vested Balance	$4,090.11
Dividends & Interest	$298.92

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

PE 1/30/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005871

Received SEC

MAR 20 2014

Washington, DC 20549

March 20, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-20-14

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2014

Dear Mr. Smith:

This is in response to your letter dated January 30, 2014 concerning the shareholder proposal submitted to Walmart by The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. We also have received a letter from the proponent dated February 4, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: The Rev. Dr. James H. Cooper
Trinity Wall Street
jcooper@trinitywallstreet.org

March 20, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2014

The proposal requests that the board amend the compensation, nominating and governance committee charter to provide for oversight concerning the formulation and implementation of policies and standards that determine whether or not the company should sell a product that especially endangers public safety and well-being, has the substantial potential to impair the reputation of the company and/or would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(7), as relating to Walmart's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Trinity
WALL STREET

February 4, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores Inc., Shareholder Proposal of The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York ("Trinity Wall Street") Securities Exchange Act of 1934—Rule 14a(8)*

Dear Sir or Madam:

Trinity Wall Street (the "Proponent" or "we") is a beneficial owner of common stock of Wal-Mart Stores Inc. ("Wal-Mart" or the "Company"). On December 18, 2013, we submitted a shareholder proposal (the "Proposal," attached hereto as Exhibit A) to the Company for inclusion in its proxy materials for the Company's 2014 Annual Shareholder's Meeting (the "Proxy Materials"). We are responding to the letter dated January 30, 2014 by the Company (the "NAL Request"), which was sent to the Securities and Exchange Commission (the "Commission"), contending that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

We have reviewed the NAL Request (attached hereto as Exhibit B), and based on the foregoing, as well as the relevant Commission rules and precedents, we firmly believe and submit that the Proposal is not excludable under Section 14(a), Rule 14a-8 of the Securities Exchange Act of 1934 and must be included in the Proxy Materials.

In support of the Proposal, we submit the following analysis and ask that the staff of the Commission (the "Staff") deny the Company's request for no-action relief.

I. Summary

Wal-Mart's well known slogan, "Spend less. Live better" is reflected in its use of its size and scale to better the families and communities it serves. Wal-Mart recognizes that it has "an opportunity and a responsibility to make a difference on the big issues that matter to us all." *Global Responsibility*, Wal-Mart Corporate Webpage, *available at* http://corporate.walmart.com/global-responsibility/.

74 TRINITY PLACE · NEW YORK, NY 10006 · TRINITYWALLSTREET.ORG · T 212.602.0800

The Proposal is a governance proposal requesting that the Company's Board of Directors (the "Board") amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) to provide for oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell products that (1) especially endanger public safety and well-being; (2) have substantial potential to impair the reputation of the Company; and/or (3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand. The Company mischaracterizes this Proposal as both creating a micro-managing interference with management's ordinary course decision-making and failing to address any important public policy or other matter relevant to Board level decision making. In fact, the Proposal requests a customary governance mechanic (a committee charter amendment) to ensure that the Board addresses an area of risk that fits squarely within the type of big picture oversight and supervision that is the responsibility of the Board.

II. The Proposal Does Not Relate to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) allows a proposal to be excluded if it "deals with a matter relating to the company's ordinary business operations." The Proposal is not excludable under this Rule for three reasons: (i) the Proposal addresses corporate governance through Board oversight of important merchandizing policies and is substantially removed from particularized decision-making in the ordinary course of business; (ii) the Proposal concerns the Company's standards for avoiding community harm while fostering public safety and corporate ethics and does not relate exclusively to any individual product; and (iii) the Proposal raises substantial issues of public policy, namely a concern for the safety and welfare of the communities served by the Company's stores.

The underlying policy of the ordinary business exclusion is simple: to restrict the "resolution of ordinary business problems to management and the board of directors" because it is "impracticable" for shareholders to resolve these problems at the annual meeting. Exchange Act Release No. 34-40018 (May 21, 1998). There are two elements to consider with respect to this exclusion. First, the degree to which certain decisions are "fundamental to management's ability to run a company on a day-to-day basis." *Id.* Second, the degree to which a proposal seeks to "micro-manage the company." *Id.* The Proposal seeks neither to supplant management's day-to-day decision-making nor to micro-manage the Company. Instead, the Proposal focuses on corporate governance by requesting that the charter of a Board committee include a mandate to supervise the formulation and implementation, and public reporting of the formulation and implementation, of the interplay between the Company's general policies and standards that determine whether or not the Company should sell a product and the strategic considerations of endangering public safety and well-being, and the related risks of significant harm to the Company's reputation and brand. Implementation of the Proposal would not constitute meddling in ordinary course decision-making. It requests engagement on broad strategic considerations at the Board level.

1) The Proposal Addresses Board Oversight of Appropriate Policies and Is Removed From Ordinary Course Decision-Making

The Proposal respects the ordinary course business separation between shareholders and management. The ordinary course exclusion explicitly reserves day-to-day decisions to management because it is "impractical" for such decisions to be made by shareholders, who only meet annually. Exchange Act Release No. 34-40018 (May 21, 1998). In the NAL Request, the Company notes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." It is in full recognition of this division that the Proposal is a governance proposal that entrusts operational decision-making wholly to management by requesting an amendment to the Compensation, Nominating and Governance Committee charter (or the addition of an equivalent provision to another Board committee charter), to oversee the formulation and implementation of merchandizing policies and standards related to products with an especially high risk of harming public safety and well-being and damaging the Company's reputation and brand and does not seek to meddle in the making of particular product decisions.

Thus, the Proposal ensures that any "day-to-day" decision-making concerning the matters raised in the Proposal is reserved to the management of the Company pursuant to policies implemented by management with Board oversight. The Proposal does not dictate the specifics of how that Board oversight will operate or how best to report publically on the policies being followed by the Company and their implementation.

Contrary to the NAL Request's allegations, the Proposal does not seek to determine what products should or should not be sold by the Company. The objectives of the Proposal would be satisfied if the Board were to adopt a provision in a committee charter to ensure that there is proper consideration and oversight of policies governing whether to sell products that pose a high risk of harming public safety and well-being or damaging the Company's reputation or brand. This corporate governance concern—and not the sale or prohibition of any particular product—is the focus of the Proposal. In short, far from impinging on management's prerogative to oversee day-to-day decision-making, the Proposal recognizes and supports the allocation of such decisions to management with appropriate Board oversight.

The NAL Request misses this central governance focus of the Proposal and stretches to link the Proposal to excessive shareholder meddling. It wrongly argues that "[b]y calling for policies that would govern the Company's decision whether to sell particular products, the Proposal seeks to subject these decisions to shareholder oversight." In fact, nothing could be further from the truth. Such policies would be developed, not by shareholders, but by management, using its knowledge and discretion, and would be amended by management when appropriate. If the Proposal is adopted, the decision by management to sell a given product will be subject to the oversight of the Company's officers and directors. It does nothing to put these decisions in the hands of shareholders.

2) The Proposal Relates to the Company's Policies for Avoiding Special Harm to Public Safety and Well-Being and Related Damage to the Company's Reputation and Brand, and Not to Any Individual Product

The Company alleges that the Proposal must be excluded because it addresses the Company's ability to offer certain products. This argument mischaracterizes the ordinary business exception.

First, unlike the Proposal, the precedents cited by the Company address a particular product or product line. *See Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (direct deposit advance lending services); *Pepco Holdings, Inc.* (avail. Feb. 18, 2011 (solar technology products); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (locally produced and packaged food); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (products manufactured or produced in the U.S.); *Marriott International, Inc.* (avail. Feb. 13, 2004) (sexually explicit content in hotel gift shops and television programming); *The Kroger Co.* (avail. Mar. 20, 2003) (shopping cards made available to customers). Second, also unlike the Proposal, the precedents cited move for the relevant company to sell or stop selling or report on a particular product or product line. *Id.* Such proposals included an effort to stop a hotel chain from selling pornographic movies and a hardware store from selling allegedly inhumane mouse traps. *See Marriott International, Inc.* (Feb. 13, 2004); *Lowes Cos., Inc.* (Feb. 1, 2008).

The precedents cited by the Company emphasize the appropriate role for shareholders in corporate governance. The lesson of these precedents is clear: shareholders may not seek to micro-manage product selection by dictating particular merchandizing decisions or reports on specific merchandizing decisions. The Proposal does not do that. While it offers the sale of high capacity gun magazines as an example of Wal-Mart's inconsistency in making merchandizing decisions about products posing a significant risk of harm to the community, it does not ask the Company to stop selling or issue a specific report on high capacity magazines or any other product. Rather it calls for one of the committees of the Board to include, in its mandate, the oversight of the policies developed by management that address broad strategic issues. The Proposal seeks only to ensure that the Board oversees the Company's putting into place standards, of the Company's own creation, relating to the impact on public safety and well-being and the Company's reputation and brand. The Company *itself* decides in all instances which products are to be sold whether or not the Proposal is adopted. The Proposal thus embodies the opposite of micro-management and appropriately vests decision-making authority in the management of the Company.

Furthermore, the NAL Request represents an overly broad interpretation of the ordinary course precedents, implying that any proposal, even a governance proposal, that has implications for products in any manner, improperly meddles in ordinary course decision-making. Such an interpretation would effectively immunize retailers from virtually all proposals relating to Board oversight since, by definition, Board oversight of the management of a retailer is bound, to some extent, to impact the thinking behind the sale of products and other day to day operations. The effect of such an interpretation would be sweeping: many proposals, such as those that address climate change, sustainability, working conditions, ethical sourcing, public health and human rights all have the potential to impact a retailers' day-to-day decisions notwithstanding that they address overarching issues of corporate governance and do not micro-manage product selection. Such an interpretation is contrary to the Staff's prior decisions. For example, in *Nordstrom, Inc.* (Mar. 31, 2000), the Staff declined to exclude a Proposal, which requested for the retailer consider implementing ongoing wage adjustments for foreign workers in its supply chain, despite the fact that such action would impact day-to-day merchandizing and product-decisions. *See also Kellogg Co.* (Mar. 11, 2000) (denying exclusion of a proposal that would implement public health standards in relation to genetically-engineered crops, despite company arguments that it would interfere with the company's products and product lines); *Ford Motor Company* (Feb. 11, 1984) (denying exclusion of a proposal that asked the board to establish policies related to its sales to South African military police, despite its potential impact on ordinary course product decisions).

3) The Proposal Addresses Significant Policy Issues

For the reasons set out above, the Proposal is not a matter of ordinary business operations and therefore not excludable under Rule 14a-8(i)(7). However, in the event that the Staff were to conclude that the Proposal does address ordinary business decisions, it is nonetheless not excludable because it addresses substantial issues of public policy, namely the ethical responsibility of the Company to take account of public safety and well-being, and the related risks of damage to the Company's reputation and brand.

The Company also argues that the Proposal is excludable because the Proposal addresses issues beyond gun violence. The Proposal, however, is consistent with shareholder proposals that the Staff has previously refused exclusion of on the basis of significant public policy concerns, including concerns over operations that affect public safety and public health. *See* Amy L. Goodman & John F. Olson eds., A Practical Guide to SEC Proxy and Compensation Rules, Section 14.06[A] at pp. 41-42 (4th Ed. 2007); *see also* Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7)."). The Proposal is exactly such a proposal.

In its essence, the Company's NAL Request is trying to create a tidy Catch-22. It argues that the Proposal is so narrow as to micro-manage the decisions of the products to be offered by the Company but too broad to address any articulable policy issue. However, the Staff has regularly upheld proposals that address broad public policy concerns. *See, e.g., General Electric Co.* (Jan. 31, 2007) (holding that a broad proposal requesting that the Company report on its steps to improve the environment was not excludable on the basis that it addressed a significant social policy); *Bristol-Myers Squibb Co.* (Mar. 7, 1991) (holding that it would not exclude a proposal requesting that the company phase out products which could not be marketed without live animal testing because the proposal suggested a defined course of action "as to the broad issue"). The social policy issue of whether and under what standards a company should take account of especially high risks of harm to the community in making merchandizing decisions is no less important than the environmental and animal testing concerns that have been found to be worthy of Board consideration at the request of shareholders.

Even were the Staff to agree that the Proposal addresses a public policy concern, the Company nevertheless asks that it be excluded because it touches upon ordinary course business. This is a misreading of the relevant precedent. Shareholder proposals that touch on issues of social policy are not excludable pursuant to 14a-8(i)(7), even if it would otherwise be considered to address an ordinary business decision. *See Wal-Mart Stores, Inc.* (March 31, 2010) (refusing to exclude a proposal that requested that the Company not sell a particular product, poultry that was not killed humanely, on the basis that it addressed an issue of public policy); *Wal-Mart Stores, Inc.* (Jan. 29, 2010) (refusing to exclude a proposal that asked the Board to require that its suppliers switch to more animal welfare-friendly slaughter methods). The Staff explained, "we note that although the proposal relates to the company's relationships with its poultry suppliers, it focuses on the significant policy issue of the humane treatment of animals"); *Cash America Int'l, Inc.* (Feb. 13, 2008) (refusing to exclude a proposal related to payday lending because it raised the significant policy issue of predatory lending).

4) The Public Policy Addressed by the Proposal is Not Invalidated on the Basis that the Company Is a Retailer

The fact that the Company is a retailer, and not a manufacturer, does not render the Proposal excludable. The Company alleges that the public policy focus of the Proposal does not allow it to avoid exclusion because the Company generally sells, and does not manufacture, its products. This argument is contrary to common sense because merchandizing decisions can raise public social policy issues every bit as much as manufacturing decisions. It is also contrary to previous Staff decisions on this issue, including in relation to shareholder proposals made to the Company. In *Wal-Mart Stores, Inc.* (March 31, 2010), the Staff refused to exclude a shareholder proposal that requested that the Company only sell poultry slaughtered in a humane manner on the basis that the proposal addressed a "significant policy issue." *See also Franklin Resources, Inc.* (Dec. 30, 2013) (Staff denied exclusion of a Proposal requesting that an investment fund institute transparent procedures to prevent investments in companies that the management found to substantially contribute to crimes against humanity on the basis that the proposal focused on "the significant policy issue of human rights."). The proposals cited by the Company are not on point. In each case the proposal was excluded because it attempted to micro-manage the decisions of the Company by requesting that actions, such as issuing reports or imposing restrictions, be taken to address a *specific product* and *not* because the relevant company was a retailer and not a manufacturer. *See Wal-Mart Stores, Inc.* (Mar. 9, 2001) (proposal to cease selling handguns and ammunition); *Dillard's, Inc.* (Feb. 27, 2012) (proposal to stop selling fur from raccoon dogs); *Rite Aid Corp. (New York City Police Pension Fund et al.)* (Mar. 26, 2009) (proposal to cease selling tobacco); *Walgreen Co.* (Sept. 29, 1997) (same); *The Home Depot, Inc.* (Jan. 24, 2008) (proposal to cease selling glue traps). Indeed, unlike this Proposal, in none of these examples did the Staff find that the proposal touched on an issue of public policy.

Conclusion

For the reasons set forth above, the Company has failed to establish that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Sincerely,

Evan A. Davis, Esq.
Chancellor of the Parish

Enclosures

cc: Erron W. Smith, Wal-Mart Stores, Inc.
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Rev. Dr. James H. Cooper, Rector

EXHIBIT A

PROPOSAL FOR ADOPTING POLICIES AND ESTABLISHING BOARD POLICY OVERSIGHT CONCERNING CERTAIN MERCHANDIZING DECISIONS

RESOLVED:

Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

"27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:

1) especially endangers public safety and well-being;

2) has the substantial potential to impair the reputation of the Company; and/or

3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value.

SUPPORTING STATEMENT:

The proposal, advanced by stockholder Trinity Church Wall Street, seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand.

The company respects family and community interests by choosing not to sell certain products such as music that depicts violence or sex and high capacity magazines separately from a gun, but lacks policies and standards to ensure transparent and consistent merchandizing decisions across product categories. This results in the company's sale of products, such as guns equipped with high capacity magazines, that facilitate mass killings, even as it prohibits sales of passive products such as music that merely depict such violent rampages.

The example of guns equipped with high capacity magazines, which are on sale at the company's stores, is instructive in other ways. There is a substantial question regarding whether these guns are well suited to hunting or shooting sports; it is beyond doubt that they are well suited to mass killing, and tragically more effective for the latter purpose, than are the handguns equipped to fire ten or fewer rounds that the company chooses not to sell except in Alaska. The former reduce opportunities for people to flee or overwhelm a shooter during reloading and have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine.

While guns equipped with high capacity magazines are just one example of a product whose sale poses significant risks to the public and to the company's reputation and brand, their sale illustrates a lack of reasonable consistency that this proposal seeks to address through Board-level oversight. This responsibility seems appropriate for the Compensation, Nominating and Governance Committee, which is charged with related responsibilities.

We urge stockholders to vote FOR this proposal.

EXHIBIT B

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 30, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **"RESOLVED:**
>
> Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:
>
> '27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:
>
> 1) especially endangers public safety and well-being;
>
> 2) has the substantial potential to impair the reputation of the Company; and/or
>
> 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand.'
>
> This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value."

In addition, the Proposal's supporting statement explains:

> The proposal . . . seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand. . . . [G]uns equipped with high capacity magazines are just one example . . . .

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as <u>Exhibit A</u>.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, decisions concerning the products offered for sale by the Company.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Here, the Proposal involves an area of the Company's ordinary business operations, namely decisions concerning the products offered for sale by the Company. As discussed in more detail below, the Staff has concurred with the exclusion of similar shareholder proposals under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning A Wide Variety Of The Products Offered For Sale By The Company.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the Company's ability to offer certain products—specifically products that (1) "endanger[] public safety and well-being"; (2) "ha[ve] the substantial potential to impair the reputation of the Company"; and/or (3) "would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand." As discussed below, the Staff consistently has concurred that decisions by retailers as to products they sell are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the [C]ompany"); *Lowes Cos., Inc.* (avail. Feb. 1, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal encouraging the company to end the sale of glue traps as relating to "the sale of a particular product"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to "the sale and display of a particular product and the nature, content and presentation of programming"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

Like proposals regarding lending products and services in *Wells Fargo*, solar products in *Pepco Holdings* and products that are produced locally or in the United States in the *Wal-Mart* letters cited above, the Proposal addresses decisions concerning the products offered for sale by the Company. The Proposal requests that the charter of the Compensation, Nominating and Governance Committee of the Company's Board of Directors be amended to charge that committee with the oversight of "policies and standards that determine whether or not the Company should sell" certain products, namely products that could potentially (1) "endanger[] public safety and well-being"; (2) "impair the reputation of the Company"; and/or (3) be "offensive to the family and community values integral to the Company's promotion of its brand." By calling for policies that would govern the Company's decisions whether to sell particular products, the Proposal seeks to subject these decisions to shareholder oversight. As a retailer, the Company sells hundreds of thousands of products in its stores, wholesale warehouse clubs, and online, and it is a fundamental responsibility of management to decide which products to sell. In making these decisions, the Company's management must consider myriad factors, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's stores and clubs are located and the availability and prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. Accordingly, because the Proposal relates to decisions concerning the products offered for sale by the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found some proposals addressing the issue of gun violence to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not limited to that significant policy issue. Even where a proposal has been deemed to touch upon a significant policy issue, the Staff has concurred in the exclusion of proposals that were overly broad in nature. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Here, by requesting policies that would govern the Company's sales of products that could conceivably "endanger[] public safety and well-being," could "impair the reputation of the Company" or "would reasonably be considered by many offensive to . . . family and community values," the Proposal extends far beyond any significant policy issue raised by gun violence. The Proposal's supporting statement reiterates the Proposal's breadth, explaining that it "seeks to ensure . . . oversight of the sale by the company of products that especially endanger public safety and well-being" and referring to "guns equipped with high capacity magazines" as "just one example." The broad language of the Proposal and supporting statement implicates many products beyond firearms, especially in light of the multitude of products the Company offers. As a result, the Proposal could implicate a wide variety of different types of products that one or more individuals may, in their subjective judgment, deem potentially dangerous to public safety, harmful to the Company's reputation, or offensive to "family and community values." Like the proposals in *PetSmart*, *Mattel* and *JPMorgan Chase*, where companies were permitted to exclude proposals as broad in nature despite touching upon significant policy issues, the Proposal addresses product sales that touch upon a wide swath of products. Thus, the Proposal is both much broader than, and not focused on, the significant policy issue raised by gun violence. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

The Proposal also fails to avoid exclusion as focusing on a significant policy issue for a second reason: the Company is not a manufacturer of the firearms and related products that the Proposal references. The Staff stated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product, including firearms and related products, may be excluded. *Compare Sturm, Ruger & Co.* (avail. Mar. 5, 2001) (declining to concur in the exclusion of a proposal that requested the gun manufacturer provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States") *with Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (concurring with the exclusion on the basis of Rule 14a-8(i)(7) of a proposal that requested the retailer to stop selling "handguns and their accompanying ammunition"). *See also Dillard's, Inc.* (avail. Feb. 27, 2012) (concurring in the exclusion of a proposal "to develop a plan . . . to phase out the sale of fur from raccoon dogs" on the basis of Rule 14a-8(i)(7) and noting that it related to "the products offered for sale by the company"); *Rite Aid Corp. (New York City Police Pension Fund et al.)* (avail. Mar. 26, 2009) (concurring in a retailer's exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the board to report on the company's response to regulatory and public pressures to end sales of tobacco products because the proposal related to the "sale of a particular product"); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring in the exclusion of a proposal on the basis of Rule 14a-8(i)(7) that requested the company "end its sale of glue traps" because it related to "the sale of a particular product," notwithstanding the proponent's argument that their sale had been "the subject of public debate and controversy"); *Walgreen Co.* (avail. Sept. 29, 1997) (concurring in the retailer's exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to end the retailer's sale of tobacco).

Here, to the extent the Proposal addresses decisions relating to the Company's sale of firearms with "high capacity magazines," the subject matter of the Proposal directly relates to the Company's ordinary business operations as a retailer and *not* a manufacturer of firearms and related products. Thus, consistent with *Wal-Mart*, *Dillard's*, *Rite Aid*, *Home Depot* and *Walgreen*, the Proposal lacks "a sufficient nexus" to the Company and is therefore excludable.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: The Rev. Dr. James H. Cooper, The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York
Evan Davis, Esq.

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 30, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **"RESOLVED:**
>
> Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:
>
> '27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:
>
> 1) especially endangers public safety and well-being;
>
> 2) has the substantial potential to impair the reputation of the Company; and/or
>
> 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand.'
>
> This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value."

In addition, the Proposal's supporting statement explains:

> The proposal . . . seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand. . . . [G]uns equipped with high capacity magazines are just one example . . . .

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, decisions concerning the products offered for sale by the Company.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Here, the Proposal involves an area of the Company's ordinary business operations, namely decisions concerning the products offered for sale by the Company. As discussed in more detail below, the Staff has concurred with the exclusion of similar shareholder proposals under Rule 14a-8(i)(7).

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning A Wide Variety Of The Products Offered For Sale By The Company.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the Company's ability to offer certain products—specifically products that (1) "endanger[] public safety and well-being"; (2) "ha[ve] the substantial potential to impair the reputation of the Company"; and/or (3) "would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand." As discussed below, the Staff consistently has concurred that decisions by retailers as to products they sell are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal-Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all Company stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal-Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the [C]ompany"); *Lowes Cos., Inc.* (avail. Feb. 1, 2008) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal encouraging the company to end the sale of glue traps as relating to "the sale of a particular product"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming as relating to "the sale and display of a particular product and the nature, content and presentation of programming"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

Like proposals regarding lending products and services in *Wells Fargo*, solar products in *Pepco Holdings* and products that are produced locally or in the United States in the *Wal-Mart* letters cited above, the Proposal addresses decisions concerning the products offered for sale by the Company. The Proposal requests that the charter of the Compensation, Nominating and Governance Committee of the Company's Board of Directors be amended to charge that committee with the oversight of "policies and standards that determine whether or not the Company should sell" certain products, namely products that could potentially (1) "endanger[] public safety and well-being"; (2) "impair the reputation of the Company"; and/or (3) be "offensive to the family and community values integral to the Company's promotion of its brand." By calling for policies that would govern the Company's decisions whether to sell particular products, the Proposal seeks to subject these decisions to shareholder oversight. As a retailer, the Company sells hundreds of thousands of products in its stores, wholesale warehouse clubs, and online, and it is a fundamental responsibility of management to decide which products to sell. In making these decisions, the Company's management must consider myriad factors, including the tastes and preferences of customers, the products offered by the Company's competitors, the laws where the Company's stores and clubs are located and the availability and prices charged by the Company's suppliers. Balancing such interests is a complex issue and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. Accordingly, because the Proposal relates to decisions concerning the products offered for sale by the Company, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found some proposals addressing the issue of gun violence to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not limited to that significant policy issue. Even where a proposal has been deemed to touch upon a significant policy issue, the Staff has concurred in the exclusion of proposals that were overly broad in nature. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Here, by requesting policies that would govern the Company's sales of products that could conceivably "endanger[] public safety and well-being," could "impair the reputation of the Company" or "would reasonably be considered by many offensive to . . . family and community values," the Proposal extends far beyond any significant policy issue raised by gun violence. The Proposal's supporting statement reiterates the Proposal's breadth, explaining that it "seeks to ensure . . . oversight of the sale by the company of products that especially endanger public safety and well-being" and referring to "guns equipped with high capacity magazines" as "just one example." The broad language of the Proposal and supporting statement implicates many products beyond firearms, especially in light of the multitude of products the Company offers. As a result, the Proposal could implicate a wide variety of different types of products that one or more individuals may, in their subjective judgment, deem potentially dangerous to public safety, harmful to the Company's reputation, or offensive to "family and community values." Like the proposals in *PetSmart*, *Mattel* and *JPMorgan Chase*, where companies were permitted to exclude proposals as broad in nature despite touching upon significant policy issues, the Proposal addresses product sales that touch upon a wide swath of products. Thus, the Proposal is both much broader than, and not focused on, the significant policy issue raised by gun violence. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

The Proposal also fails to avoid exclusion as focusing on a significant policy issue for a second reason: the Company is not a manufacturer of the firearms and related products that the Proposal references. The Staff stated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") that a shareholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Consistent with this position, the Staff on numerous occasions has concurred that a proposal relating to a *retailer's* sale of a controversial product, including firearms and related products, may be excluded. *Compare Sturm, Ruger & Co.* (avail. Mar. 5, 2001) (declining to concur in the exclusion of a proposal that requested the gun manufacturer provide a "report on company policies and procedures aimed at stemming the incidence of gun violence in the United States") *with Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (concurring with the exclusion on the basis of Rule 14a-8(i)(7) of a proposal that requested the retailer to stop selling "handguns and their accompanying ammunition"). *See also Dillard's, Inc.* (avail. Feb. 27, 2012) (concurring in the exclusion of a proposal "to develop a plan . . . to phase out the sale of fur from raccoon dogs" on the basis of Rule 14a-8(i)(7) and noting that it related to "the products offered for sale by the company"); *Rite Aid Corp. (New York City Police Pension Fund et al.)* (avail. Mar. 26, 2009) (concurring in a retailer's exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the board to report on the company's response to regulatory and public pressures to end sales of tobacco products because the proposal related to the "sale of a particular product"); *The Home Depot, Inc.* (avail. Jan. 24, 2008) (concurring in the exclusion of a proposal on the basis of Rule 14a-8(i)(7) that requested the company "end its sale of glue traps" because it related to "the sale of a particular product," notwithstanding the proponent's argument that their sale had been "the subject of public debate and controversy"); *Walgreen Co.* (avail. Sept. 29, 1997) (concurring in the retailer's exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to end the retailer's sale of tobacco).

Here, to the extent the Proposal addresses decisions relating to the Company's sale of firearms with "high capacity magazines," the subject matter of the Proposal directly relates to the Company's ordinary business operations as a retailer and *not* a manufacturer of firearms and related products. Thus, consistent with *Wal-Mart*, *Dillard's*, *Rite Aid*, *Home Depot* and *Walgreen*, the Proposal lacks "a sufficient nexus" to the Company and is therefore excludable.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: The Rev. Dr. James H. Cooper, The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York
Evan Davis, Esq.

EXHIBIT A

From: James Cooper [mailto:JCooper@trinitywallstreet.org]
Sent: Wednesday, December 18, 2013 9:53 AM
To: Carol Schumacher
Cc: 'Davis, Evan'; 'motley@publiccapitaladvisors.com'; Kary Brunner; 'geoff.edwards@walmartlegal.com'; Erron Smith - Legal; Gordon Allison-Legal; Chad Brown
Subject: Shareholder proposal

Dear Carol,

Thank you again for all the time that you and your team have put into engagement with Trinity Wall Street. I also appreciate that you have kept your Board Chair and CEO informed. You mentioned receiving various comments from shareholders regarding merchandising decisions. I think this underscores the soundness of our request that Wal-Mart, with transparency and Board oversight, develop a policy to govern making certain merchandizing decisions where there exists a substantial potential for reputational or brand damage and risks to public safety.

We believe that your sale of guns equipped with high capacity magazines illustrates the need for such a policy. The decision to sell these products seems inconsistent with other merchandising decisions you have made to protect your reputation and the public. These include not selling handguns except in Alaska, not selling high capacity magazines separately from guns, and not selling music that depicts violence. We think your continued sales of rifles equipped with high-capacity magazines pose especially high risks in these areas. Adopting a policy such as the one we have proposed will bring about a needed reasonable level of consistency and coherence to your selling decisions and provide greater transparency to shareholders.

As you know, we have asked you for a firm date by which you would make a decision on adopting a merchandising policy. While we are eager for further discussions, since you have not as yet been willing to set a decision date, we are submitting a proxy proposal (copy attached) so that shareholders have an opportunity to weigh in on this issue. We do not intend at this time to issue a press release or make any other announcement on our submission In return we would appreciate advance notice from you if you take actions, such as the filing of a no-action request, that will cause the proposal to become a matter of public record.

We look forward to speaking again soon after you and your team have had a chance to review our proposal.

Please accept our best wishes for a joyful Christmas and New Year's season.

Faithfully,

Jim

The Rev. Dr. James H. Cooper
Rector & CEO

74 Trinity Place, New York, NY 10006-2088
T 212.602.0810 · F 212.300.9910 · C 917.969.0052

SENT VIA FEDEX

December 18, 2013

Gordon Y. Allison
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Shareholder Proposal submitted pursuant to SEC Rule 14a-8 for inclusion in Wal-Mart Stores, Inc.'s 2014 Proxy Materials

Dear Mr. Allison,

On behalf of The Rector, Church-Wardens and Vestrymen of Trinity Church in the city of New York, the full legal name of the church commonly called Trinity Wall Street, I hereby submit the enclosed shareholder proposal for inclusion in Wal-Mart Stores, Inc.'s Notice of 2014 Annual Shareholders' Meeting and Proxy Statement pursuant to Rule 14a-8 (Proposals of Security Holders) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Trinity Wall Street is the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2013. Appropriate verification of our beneficial ownership from the holder of record is provided in a separate letter enclosed herewith. Trinity Wall Street intends to continue to hold at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. through the date of the 2014 Annual Shareholders' Meeting of Wal-Mart Stores, Inc.

Trinity Wall Street welcomes the opportunity to engage in further conversations regarding the concerns raised in our proposal. If you have any questions concerning our proposal or otherwise wish to discuss matters related to our proposal, please do not hesitate to contact me.

Faithfully,

James H. Cooper

encl.

THE REV. DR. JAMES HERBERT COOPER · RECTOR

AN EPISCOPAL PARISH IN THE CITY OF NEW YORK · 74 TRINITY PLACE, 25TH FLOOR · NEW YORK, NY 10006
T 212.602.0810 · F 212.300.9910 · JCOOPER@TRINITYWALLSTREET.ORG

PROPOSAL FOR ADOPTING POLICIES AND ESTABLISHING BOARD POLICY OVERSIGHT CONCERNING CERTAIN MERCHANDIZING DECISIONS

RESOLVED:

Stockholders request that the Board amend the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

"27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:

1) especially endangers public safety and well-being;

2) has the substantial potential to impair the reputation of the Company; and/or

3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value.

SUPPORTING STATEMENT:

The proposal, advanced by stockholder Trinity Church Wall Street, seeks to ensure appropriate and transparent Board oversight of the sale by the company of products that especially endanger public safety and well-being, risk impairing the company's reputation, or offend the family and community values integral to the company's brand.

The company respects family and community interests by choosing not to sell certain products such as music that depicts violence or sex and high capacity magazines separately from a gun, but lacks policies and standards to ensure transparent and consistent merchandizing decisions across product categories. This results in the company's sale of products, such as guns equipped with high capacity magazines, that facilitate mass killings, even as it prohibits sales of passive products such as music that merely depict such violent rampages.

The example of guns equipped with high capacity magazines, which are on sale at the company's stores, is instructive in other ways. There is a substantial question regarding whether these guns are well suited to hunting or shooting sports; it is beyond doubt that they are well suited to mass killing, and tragically more effective for the latter purpose, than are the handguns equipped to fire ten or fewer rounds that the company chooses not to sell except in Alaska. The former reduce opportunities for people to flee or overwhelm a shooter during reloading and have enabled many mass killings, including those at Newtown, Oak Creek, Aurora, Tucson, Fort Hood, Virginia Tech and Columbine.

While guns equipped with high capacity magazines are just one example of a product whose sale poses significant risks to the public and to the company's reputation and brand, their sale illustrates a lack of reasonable consistency that this proposal seeks to address through Board-level oversight. This responsibility seems appropriate for the Compensation, Nominating and Governance Committee, which is charged with related responsibilities.

We urge stockholders to vote FOR this proposal.

THE BANK OF NEW YORK MELLON

Date: December 18, 2013

To whom it may concern:

As custodian and holder of record, The Bank of New York Mellon, a Depository Trust Company participant, hereby certifies that as of the date of this certification The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York, the legal name of a religious corporation commonly referred to as Trinity Wall Street, is and has been the beneficial owner of at least two thousand dollars' worth of the shares of Wal-Mart Stores, Inc. and has beneficially owned these shares continuously for more than one year prior to December 18, 2013.

Sincerely,

Robert Lechner
Vice President

10161 Centurion Parkway, 2nd Floor, Jacksonville, FL 32256